Exhibit 20.2
President’s Letter to Shareholders

To Our Shareholders:

Once again, I have the honor of writing about our organization with a tone of bragging about our success over this past year.  This is in spite of the shadows cast by a slowly recovering economy, and an extremely dysfunctional political environment which, among other things, has led to a tremendously burdensome regulatory environment.  We have demonstrated the ability to remain agile and responsive to those barriers placed in our path, all the while continuing to provide for the needs of our constituencies.

The year 2012 presented us with another year of anticipated slow growth and ever compressing margins due to an anemic economic recovery.  It was and continues to be predicted that interest rates will be artificially held low through 2015 by the Federal Reserve in order to foster an economic environment conducive to continued recovery.  Since last year, however, the Fed has given us a little more insight as to when they might move rates through reference to the unemployment and inflation indexes.  All said and done, it is evident from an economic perspective that 2013 will be much the same as 2012, with economic factors continuing to pressure net interest income downward.

From a competition standpoint, we continued to be the beneficiary of strategies of our competitors.  Most notably, HSBC Bank made a strategic decision to leave Western New York for what they perceived to be greener pastures.  As you may know, they were required by the Department of Justice and banking regulators to meet guidelines limiting the concentration of deposits in a market, and as a result sold approximately 125 branch locations to First Niagara Bank, N.A, Community Bank, N.A., and Five Star Bank.    HSBC at the time had over 20% of the greater Rochester market share and as a result of their decision, their customer relationships were disturbed, thus putting those individuals into play to establish a new relationship with an organization who sticks around through thick and thin.   Through the extraordinary efforts of our people, we were able to break records with respect to the number of account openings last year, thus taking advantage of a relatively unpredictable yet fortuitous market upset.  We continue to see benefits from the HSBC exit, yet expect the rate of account aquisition to wane in the year to come.

From a commercial and consumer lending standpoint, we also did exceptionally well.  That being said, as margins compress, we have begun seeing extraordinarily low rates and a loosening of terms and conditions being offered by our competitors as they attempt to maintain or grow revenue by putting a greater volume of loans on the books.  Although the goal of increasing loan volume is noble, doing so while loosening credit underwriting standards is simply dangerous.  History has shown us over and over that within reason you can lower the interest rate charged, yet lowering underwriting standards in order to “get the deal” has disastrous results.  We are increasingly seeing other lenders extending loans with terms that require unusually low value collateral or are simply non-recourse and/or for extended durations and rates which will virtually ensure their cost of funds will (if not already) outstrip the income derived from the same.  We will continue to maintain our credit underwriting standards, all the while keeping close watch on our asset versus liability management.  Bad loans take down banks; we will see in the next few years how the others in our market “profit” from their decisions.  Long-term decision making is an inherent advantage attributable to an institution that is owned by those within the community it serves.  We are not handcuffed by the needs of short-

term profit at the expense of long-term common sense.  It’s okay to let a deal get away; there will generally be another that will follow, especially when the focus of the interaction is the relationship, not the transaction.

In light of the strains put on interest income placed upon the banking industry as a whole, we very intentionally look for ways to not only increase efficiencies, we also seek ways to increase non-interest income.  It bears mentioning that our non-interest income to total revenue ratio is twice as good as those within our peer group.  The typical community bank derives only 15% of its revenues from non-interest income, whereas we are at approximately 30%.  This alternative source of income provides us with a safety net not equaled by our peers.  We have, and are continuing to focus on, strategies to increase non-interest income by utilizing  our Trust powers in ways we had not focused on in the past.  Through the acquisition of OBS Holdings, Inc., which serves to protect our conduit for Dimensional Funds Advisors portfolios, we have uncovered a unique and unattended market niche within the community banking space.  I remind you that there are approximately 7,000 community banks nationwide, the majority of which do not have Trust powers.  The ability for most of those within the community bank space to acquire trust powers is extremely limited due to the incredibly long sales cycle involved with trust products.  In addition, there are onerous regulations which serve as a barrier to entry into the market space, creating an ironic twist that regulation might actually help Canandaigua National.  Through the combination of Trust powers, regulation, and OBS, we appear to have a cost-effective manner through which other community banks will be able to private label investment products, such as individual investments and 401k products.  They will no longer have to give this business (and revenue) away to broker/dealers and their affiliated investment managers.  This is a more efficient model because through the Trust power conduit, the licensure costs and requirements of Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) are alleviated (a requirement for broker/dealers and Registered Investment Advisors).  In short, this will allow the typical consumer to participate in sound financial investments without the cost-prohibitive investment management fees associated with the typical investment manager who is incented to “fee” away any portfolio growth through short-term investment strategies directly at odds with the interests of their clients.  In 2013, we will continue to develop this idea as well as others closely related to it.

In 2012, through a collaboration of the retail and commercial lending areas, we instituted a small business unit.  Although community banks like ourselves hold only 12% of the industry’s assets (the other 88% controlled 19% by Big Banks of $10 Billion to $250 Billion in assets and 69% by Mega Banks of $250 Billion to $2.3 Trillion in assets), we provide 50% of the loans to small businesses in the United States.  Although the politicians pay lip service to the fact that small business creation and growth is going to pull us through this economic recovery, they continue to dump reams of new regulation on community banks with little regard to the fact that this will drive more and more community banks out of business.  The real effect of this regulation is to limit the ability for small business to obtain credit and thus to grow.  That being said, we recognized that small businesses are basically just large consumers in terms of loan and deposit balances.  However, the small business owner is particularly situated to benefit from education and advice which we already provide, yet which can be more specifically tailored based upon industry segment.

In 2012, we trained our business development officers as well as our branch managers in the nature of small business dynamics in order to enhance our ability to provide this market segment with products and services which they will find both necessary and beneficial.  This is yet another powerful way to establish trusted relationships through education and advice.  Our ability to assist with ideas surrounding cash management, payroll, retirement, insurance and other topics allows us to further differentiate ourselves from those around us.  This unit is up and running and already bearing fruit both from an interest and non-interest income perspective.

On another topic, it has long been observed that our unusual culture has played an active role in our success.  Thus, bi-annually we conduct a corporate-wide culture survey.  The purpose of the survey is to understand how we are doing in terms of our work environment and to highlight where we might focus for improvement.  Although the survey results always tend to come in well above those of our peers, the results present us with areas to work on.  If the garden is not constantly tended to, then the weeds take over and ultimately choke the fruits of our labor.  An issue raised through our culture survey focused on our compensation and titling system.  The concern was that it is not “transparent” or, at the very least, is not well understood.  As with any system of people, there can arise a feeling of internal and external inequity.  In addition, it is very common for headhunters and others to contact our employees in attempt to lure them to other institutions.  We have continuously acknowledged a need to stay aware of the “market” for talent for functions within our institution and to adjust accordingly.  We had already embarked on a compensation system review through an outside consultant. with our intention to be completed in 2012.  Thus, it followed that we could use the opportunity to clarify and communicate how our wage system is administered.  Of course, the compensation review was also intended to ensure our compensation system is in accord with the Department of Labor mandates, such as the requirements relating to salaried versus hourly paid functions.

I am happy to say that although the process was very informative and serves as a wonderful foundation from which to communicate how the system works, overall the system as it existed was working.  Almost without exception, as compared both internally and externally, the wages being paid were in tune with what the market analysis demonstrated.

The process started by identifying the various functions performed by a particular position.  Once the functions were identified, they were applied against a weighted compensable point system based upon requisite skill, effort, responsibility, required education or experience, work environment and supervisory responsibility.  The summation of the points attributed to a particular job description was what was used to determine the pay grade attributable to that job description.  The job descriptions were then compared against peer data to determine the rational basis for the pay grade segmentation.  It is important to note that a concerted discipline was instituted in looking only at the job descriptions and not the individuals associated with those positions in order to ensure an intellectually honest compensation system.  This was important to eviscerate the indicia of bias, discrimination, and favoritism.

The overriding goal of any compensation system should be to fairly align the compensation of individuals with the value of what they contribute to the organization.  Certainly there are situations where employers are not in a position financially, due to external market conditions or internal difficulties, to “fairly compensate” for the value being provided by the employee.  We are not in that position, which in this economic environment is the exception, not the rule.  I feel that our people both acknowledge and appreciate this fact and consider it as yet another basis to believe that this is a fantastic organization to be a part of.

Once again, the purpose of this system is to fairly compensate each individual.  What is dynamic about our system in particular is that it allows, and in fact incents, the individual to grow regardless of title.  It is not the title by which an individual is compensated.  It is the function by which compensation is derived.  To the extent an individual takes on additional duties or functions, he or she changes the point factor analysis associated with the position, and thus the compensable value to the organization as a whole.  Thus, going forward, there will be an effort to focus on “functional” titles that describe what an individual actually does instead of historic or hierarchical titling which is the predominant mindset of this industry in particular.  We believe functional titles are a more effective way to organize the organization rather than generic titles, with multiple layers of vice president, which in no way indicate what an individual is responsible for.  Moreover, reliance upon such a titling system stymies collaboration through the inadvertent (or more likely the intentional) creation of a caste system.  To the extent we can encourage those within the organization to identify and collaborate with those who are specialists in the subject matter being sought regardless of “rank,” the more versatile and flexible we will be as an organization.  I fully acknowledge this goal to be similar to that of seeking justice; it will only occasionally be obtained yet should always be sought.

Continuing on the theme above, there has been an ongoing emphasis in creating a robust training program through our Human Resources Department.  As our institution has grown, this need has become more important, especially in light of the rapid change in technology and regulations.  The intention is to provide our team with practical skills to perform the various functions of the organization and also to continue existing educational initiatives surrounding management, leadership, and personal development.  We have enlisted the help of McArdle Ramerman, a company based in Rochester, to assist us in the process.  The program has been designed in order to coordinate with our Corporate Culture Survey, 360/270 Reviews, and Personality Index®, in an effort to provide insight and a method to measure progress both from an individual and organizational standpoint.  Participants will be selected from all areas of the corporation and thus have an added benefit of cross-pollination between those who do not interact with one another on a daily basis.

Another subject of important consideration is our technology.  Technology is a constantly changing opportunity both from a consumer perspective as well as internal productivity.  We are currently increasing the use of cash recyclers within the branch system, which has the benefit of speeding up the accuracy and speed of transactions at the teller line.  This also provides an opportunity for better cash management within the branch, thereby eliminating the amount of physical cash sitting idle in the vaults of our various branch locations.  We are currently evaluating the use of machines behind the teller lines which will be able to read checks, thereby reducing the back office requirement to individually process batches of paper checks.  Workflows are being developed, most notably in the Mortgage Company, in order to reduce the amount of paper being used and shuffled around (which you might imagine is enormous).

From a customer point of view, we have spent 2012 fine tuning our online experience; 2013 will bring the introduction of CNBudget Central which will be located on the left hand side of the screen after logging in to the customer’s online banking page.  Through collaboration with Yodlee, this feature allows the user to aggregate his or her accounts, regardless of what financial institution the account is located with, in order to give the user a complete picture of their finances.  This includes loans, deposit accounts, investments, and credit card accounts.   Analysis and budgeting tools are also included.

Also just around the corner is remote deposit capture for consumers.  This is the ability through a smartphone to take a picture of a check and send it to the bank to be deposited.  This is a clear benefit for those who are away on business, at school, snow birding or simply not predisposed to make a trip to the bank or ATM for a single check deposit.  Technology was once seen as an advantage held only by the biggest banks.  Now it is clear that technology is an equalizer.  This technology puts us on par to compete with the big banks that have a branch in every location across the US and the World.  This uses similar technology as commercial remote deposit capture which we currently offer to business customers.

Behind all of what we do is our data repository.  In actuality, our data is held in a number of databases.  Each program used by the bank utilizes its own database as designed by its vendor.  The data is stored in tables within its database.  The problem lies in that the information such as a client address in vendor database “A” is not in the same location within the database tables as found in vendor database “B” and/or in our core transactional database, and it may have different attributes and formatting.  The amalgamation of this information is important in order to obtain a total picture of our client base.  This information can assist in the development of a customer management dash-board which will assist the customer-facing employee in understanding the client’s total financial relationship with the bank.  In addition, this aggregation of data will enhance our ability to analyze customer behavior for both enhanced security and customer-specific product and service recommendations.

The initial basis for our relationship with our current core data provider was the understanding that it could serve as a central repository for all information collected through the various programs we utilize.  This has proven more challenging than theoretically proposed.  We are currently evaluating various options to warehouse all of our data in one database.  This is expected to be a time intensive exercise, yet the benefits unleashed by being able to analyze all the information which we accumulate from all of our processes every day will be magnificent.

As our 125th year comes to a close, as well as my second year as president of Canandaigua National, it is abundantly apparent that one of our key differentiating attributes as an organization is our willingness to learn and innovate.  We take the opportunity to see how we can do things; provide service or product in order to find solutions for situations which don’t fit the norm; in doing so, we have earned the reputation and the brand which stands for high quality service and intellect.  Although efficiencies are important, the willingness to spend the extra time to work with the unusual situation is what garners loyalty with our client base.  The story of that extra effort and ingenuity gets told over and over again.

This differentiation is critical because it cannot be easily duplicated.  It is the result of a mindset within our culture.  Legal and regulatory factors acting in concert with a constant focus on earnings and efficiency push relentlessly against taking the initiative to structure solutions for individual clients in new and unique ways.  It’s not “cost effective;” yet it is this initiative which attracts and retains our client base.

Without question, our industry is faced with a crush of new and poorly thought out regulation.  Those who create the regulation are tasked with addressing specific perceived evils, yet lack the ability, or authority to take into account the numerous consequences of their conduct.  There does not exist the intellectual honesty to evaluate the true sources of disruption within our financial system responsible for the severity of this most recent financial cycle.  Instead, the focus has been on the politically convenient catch phrase of “consumer protection.”  This is the functional equivalent of putting lotion on a rash instead of addressing the underlying allergy.  The rash may not itch as much, but it keeps coming back, often worse than before.  Freddie Mac and Fannie Mae are circling the drain due to the fact that they hold 90% of the thirty-year fixed mortgage debt.  Even assuming that the loans within those entities’ portfolios don’t default, the holding of that debt is still a losing proposition due to the extremely low interest rates associated with those loans.  I recently heard at a New York Banking Association Economic Forum dinner, that there are bankers who do not believe that poor interest rate risk management can bring down a bank, or for that matter a financial system; this is very alarming.  Ultimately, we the tax payers are going to pay for the losses of Freddie and Fannie.  Even as this letter is being written, those same players who created the last financial debacle are looking for another non-recourse government guaranteed receptacle to which they can sell their garbage.  In short, it is no accident that the SEC is extremely underfunded and understaffed.  Watch what happens to Freddie and Fannie, and pay attention to what happens to their assets and what replaces their role within our financial system.

With the above being said, we believe that the onslaught of regulation, although the death-knell for many community banks at large, is an opportunity for us.  We have an extraordinary legal compliance group which will enable us to provide service to our customers despite what the Federal and State governments throw at us.  For 125 years we have served the interests of our customers, community, employees and as a result our shareholders.  We continue to attract talent with a customer-centric mentality and will continue to support their efforts through creativity and ingenuity to provide the valuable customer experience to which our clients have become accustomed.  We have the best people in the industry, and I feel privileged to walk the halls with them each day.

Very truly yours,

/s/ Frank H. Hamlin, III

Frank H. Hamlin, III

President

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